Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002
713-860-2500
Fax:  713-860-2640

December 2, 2009

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-4628

Re:           Genesis Energy, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 7, 2009
File No. 001-12295

Dear Mr. Schwall:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 28, 2009 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated, in italicized text, the Staff”s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

Form 10-K for the Year ended December 31, 2008

Item 1A Risk Factors

1.
 Please avoid statements that mitigate the risk you present.  For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

Response:  In future filings beginning with our Form10-K for the fiscal year ended December 31, 2009, we will avoid making statements that might mitigate the risk we present, and will state the extent of each risk plainly and directly.  Draft risk factor language that we would propose including in our future filings, with changes from previous disclosures identified in italics, would include:

Page 19:
We may not be able to fully execute our growth strategy if we are unable to raise debt and equity capital at an affordable price.

Our strategy contemplates substantial growth through the development and acquisition of a wide range of midstream and other energy infrastructure assets while maintaining a strong balance sheet. This strategy includes constructing and acquiring additional assets and businesses to enhance our ability to compete effectively, diversify our asset portfolio and, thereby, provide more stable cash flow. We regularly consider and enter into discussions regarding, and are currently contemplating, additional potential joint ventures, stand-alone projects and other transactions that we believe will present opportunities to realize synergies, expand our role in the energy infrastructure business, and increase our market position and, ultimately, increase distributions to unitholders.

We will need new capital to finance the future development and acquisition of assets and businesses. Limitations on our access to capital will impair our ability to execute this strategy. Expensive capital will limit our ability to develop or acquire accretive assets. Although we intend to continue to expand our business, this strategy may require substantial capital, and we may not be able to raise the necessary funds on satisfactory terms, if at all.

The capital and credit markets have been, and continue to be, disrupted and volatile as a result of adverse conditions.  The government response to the disruptions in the financial markets may not adequately restore investor or customer confidence, stabilize such markets, or increase liquidity and the availability of credit to businesses. If the credit markets continue to experience volatility and the availability of funds remains limited, we may experience difficulties in accessing capital for significant growth projects or acquisitions which could adversely affect our strategic plans.

In addition, we experience competition for the assets we purchase or contemplate purchasing. Increased competition for a limited pool of assets could result in our not being the successful bidder or our acquiring assets at a higher relative price than that which we have paid historically. Either occurrence would limit our ability to fully execute our growth strategy. Our ability to execute our growth strategy may impact the market price of our securities.

 Page 22:

Our profitability and cash flow are dependent on our ability to increase or, at a minimum, maintain our current commodity - oil, refined products, NaHS and CO2 - volumes, which often depends on actions and commitments by parties beyond our control.

Our profitability and cash flow are dependent on our ability to increase or, at a minimum, maintain our current commodity— oil, refined products, NaHS and CO2— volumes. We access commodity volumes through two sources, producers and service providers (including gatherers, shippers, marketers and other aggregators). Depending on the needs of each customer and the market in which it operates, we can either provide a service for a fee (as in the case of our pipeline transportation operations) or we can purchase the commodity from our customer and resell it to another party (as in the case of oil marketing and CO2 operations).

Our source of volumes depends on successful exploration and development of additional oil reserves by others and other matters beyond our control.

The oil and other products available to us are derived from reserves produced from existing wells, and these reserves naturally decline over time. In order to offset this natural decline, our energy infrastructure assets must access additional reserves. Additionally, some of the projects we have planned or recently completed are dependent on reserves that we expect to be produced from newly discovered properties that producers are currently developing.

Finding and developing new reserves is very expensive, requiring large capital expenditures by producers for exploration and development drilling, installing production facilities and constructing pipeline extensions to reach new wells. Many economic and business factors out of our control can adversely affect the decision by any producer to explore for and develop new reserves. These factors include the prevailing market price of the commodity, the capital budgets of producers, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives, cost and availability of equipment, capital budget limitations or the lack of available capital, and other matters beyond our control. Additional reserves, if discovered, may not be developed in the near future or at all. Thus, oil production in our market area may not rise to sufficient levels to allow us to maintain or increase the commodity volumes we are currently experiencing.

Page 25:

Our wholesale CO2 industrial operations are dependent on five customers and our syngas operations are dependent on one customer.

If one or more of those customers experience financial difficulties or any deterioration in its ability to satisfy its obligations, (including failing to purchase their required minimum take-or-pay volumes), our cash flows could be adversely affected.

Our Syngas joint venture has dedicated 100% of its syngas processing capacity to one customer pursuant to a processing contract. The contract term expires in 2016, unless our customer elects to extend the contract for two additional five year terms. If our customer reduces or discontinues its business with us, or if we are not able to successfully negotiate a replacement contract with our sole customer after the expiration of such contract, or if the replacement contract is on less favorable terms, the effect on us will be adverse. In addition, if our sole customer for syngas processing were to experience financial difficulties or any deterioration in its ability to satisfy its obligations to us (including failing to provide volumes to process), our cash flow from the syngas joint venture could be adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.
 Item 303(a)(3) of Regulation S-K requires you to address income from continuing operations and any other significant components of revenues or expenses,  We note that you focus on two measures that (you) use to manage the business… segment margin and Available Cash before Reserves.”  Such discussion should complement, rather than replace, a discussion of revenues, expenses and income.  Please confirm that, in future filings you will commence this section with a discussion of revenues, significant expenses and net income and the causes for changes in those line items before presenting the more detailed discussion of segment margin and Available Cash before Reserves.

Response:  In future filings beginning with our Form 10-K for the fiscal year ended December 31, 2009, we will add discussion in the Overview in MD&A related to consolidated revenues, significant expenses and net income and the causes for changes in those line items.

Executive Compensation, page 67

3.	Clarify the percentage of the total compensation paid to the General Partner which is attributable for management of the Limited Partnership.

Response:  Our General Partner does not receive any compensation for managing our business..  Under the terms of our partnership agreement, our General Partner is obligated to maintain our business, and we are obligated to reimburse our General Partner for its direct and indirect expenses attributable to such management.     In future filings beginning with our Form 10-K for the fiscal year ended December 31, 2009, we will clarify that our General Partner receives no compensation for managing us.

Consolidated Statement of Cash Flows, page 103

4.
 Tell us why you have classified the additional purchase price considerations paid to Grifco in the amount of $6 million in the cash flows from financing activities, while the acquisition of Grifco assets is included in investing activities.  We note from Note 3 to your financial statements the $6 million payment was made for the delivery of four new barges.

Response:  We acquired the assets of Grifco in July 2008.  As disclosed in Note 3 to our Consolidated Financial Statements, the acquisition cost in the DG Marine transaction consisted of the following (in thousands):

Consideration	Amount
Cash (including transaction costs)	$65,693
Genesis Energy, L.P. limited partnership units	16,667
Discounted present value of seller-financing	11,712
Total acquisition cost	$94,072

The terms of the seller-financing required us to pay the owners of Grifco $6 million on December 31, 2008, and an additional $6 million is to be paid on December 31, 2009.  Interest on the first $6 million payment began to accrue one month after the date that we received delivery of four new barges for which we had assumed the construction contracts at closing of the acquisition.  Interest on the second payment began to accrue one month after the date that we received delivery of four additional new barges in 2009 for which we had assumed the construction contract at closing.   We discounted the seller-financing to reflect the interest on the seller-financing during the period from the acquisition closing date until interest began to accrue, and recognized the liability on our balance sheet at the date of acquisition.

In our Consolidated Statement of Cash Flows, we reflected the cash consideration, including transaction costs, paid at closing in the amount of $65,693,000 as investing cash flows.  In Note 14 to our Consolidated Financial Statements, we disclosed the consideration related to the Genesis Energy, L.P. limited partnership units and the seller-financing related to this acquisition as non-cash transactions that were not reflected in our Consolidated Statement of Cash Flows.

On December 31, 2008, we relieved a portion of the obligation recorded at closing of the acquisition and paid the owners of Grifco $6 million of the seller-financing, plus approximately $46,000 of accrued interest.  Footnote 6 to paragraph 17 of SFAS 95 states “Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant and equipment and other productive assets are investing cash outflows.  Incurring directly related debt to the seller is a financing transaction, and subsequent payments of principal on that debt thus are financing cash outflows.”  Therefore, we believe that the payment to the owners of Grifco under the seller-financing is appropriately reflected in our Consolidated Statement of Cash Flows as a financing activity.

Note 2.  Summary of Significant Accounting Policies, page 104

5.
 We note your discussion of your accounting for costs and expenses associated with your supply and logistics segment.  However, we are unable to locate a similar discussion of your accounting for revenues in this segment.  Please expand your disclosures to address your revenue recognition policy for your supply and logistics operating activities.

Response:  In the “Revenue Recognition” section of Note 2, we include a discussion of Product Sales.  This discussion includes the revenues of our supply and logistics segment.  In future filings beginning with our Form 10-K for the fiscal year ended December 31, 2009, we will clarify this discussion by identifying the related segment for the products discussed.  The draft disclosure which we plan to present in Note 2 in future filings is as follows:

Product Sales – Revenues from the sale of crude oil and petroleum products by our supply and logistics segment, natural gas by our pipeline transportation segment, and caustic soda and NaHS by our refinery services segment are recognized when title to the inventory is transferred to the customer, collectability is reasonably assured and there are no further significant obligations for future performance by us.  Most frequently, title transfers upon our delivery of the inventory to the customer at a location designated by the customer, although in certain situations, title transfers when the inventory is loaded for transportation to the customer.  Our crude oil, natural gas and petroleum products are typically sold at prices based off daily or monthly published prices.  Many of our contracts for sales of NaHS incorporate the price of caustic in the pricing formula.

Note 3.  Acquisitions, page 112

6.
 We note you have concluded you are the primary beneficiary of DG Marine and therefore are consolidating their results as a variable interest entity under FIN 46(R).  Please provide your complete analysis in accordance with paragraph 5 of FIN 46(R) supporting your conclusion that DG Marine is a variable interest entity.

Response:  We analyzed the transaction in which we acquired an interest in DG Marine under the provisions of FIN 46(R).  We concluded that DG Marine is a variable interest entity because we failed to meet the requirements of paragraph 5(c) of FIN 46(R).

Our equity interest in the profits and losses of DG Marine is 49%.  We hold certain voting rights in DG Marine that are disproportionate to this equity interest.  The governing documents of DG Marine provide that we have equal voting rights (50%) with our partner in all matters related to the operations of DG Marine, except for decisions related to disposal of vessels and entering into contracts.  Decisions to dispose of vessels or enter into contracts related to the use of the vessels can be made without our approval.  Paragraph 5(c) indicates that voting rights that are disproportional to an equity investors’ obligations to absorb the expected losses of the entity, receive the expected residual returns of the entity, or both, and the involvement of an investor that has disproportionately few voting rights in substantially all of the entity’s activities are indications that a holder of an equity investment lacks the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.  Based on this assessment, we determined that we failed the requirements of paragraph 5(c) of FIN 46(R).

We have attached as Exhibit A to this letter our detailed analysis in accordance with paragraph 5 of FIN 46(R) in which we concluded that DG Marine is a variable interest entity

Note 15.  Employee Benefit Plans and Equity-Based Compensation Plans, page 131

Class B Membership Interests, page 136

7.
 We note you have accounted for the Class B Membership Interests issued to your senior executives as liability awards under SFAS 123(R).  Based on your footnote disclosure, we understand you intend to record certain amounts as non-cash contributions from your general partner as it does not seek reimbursement for the costs of these compensation arrangements.  In addition, your disclosure states you have measured the fair value of the awards as of December 31, 2008 at $12 million.  However, it appears you have not recorded this amount in your financial statements.  Your disclosures further state that due to the vesting conditions of the awards, you have not recorded deferred compensation expenses as of December 31, 2008.  Please explain the vesting conditions of these awards and how you concluded these amounts should not be recorded in your financial statements for fiscal year 2008.

Response:  We have combined our response to this comment with the response to comment 8 below.

8.
 Similarly, you state the fair value to be recorded as compensation expense will be the excess of the recomputed fair value in excess of the $3.4 million previously recorded in fiscal year 2007.  We understand from Note 11 that $3.4 million was recorded as the estimated value compensation earned under the proposed arrangements at that time.  Tell us why the expense for these Class B Membership Interest awards granted on December 31, 2008 should be reduced by this amount and expand your disclosures to clarify your accounting treatment.

Response:  In connection with the hiring of the senior executive team in August 2006, the owner of our General Partner, the Chairman of our Audit Committee and Grant Sims, our CEO, signed a letter (referred to below as the Offer Letter) agreeing to negotiate an employment arrangement with the senior executive team.  The Offer Letter provided that the senior executive team and the owner of our General Partner would negotiate an arrangement that was contemplated to include base salaries and an ownership interest in the General Partner.  The Offer Letter contemplated the senior executive team receiving an interest in the General Partner upon completion of acquisition transactions with third parties.  From that date until finalization of the compensation arrangements on December 31, 2008, the owner of our General Partner and the senior executives continued negotiating the actual terms of the arrangement.

With completion of the Davison transaction in 2007 (discussed in Note 3 of the Notes to our Consolidated Financial Statements), we evaluated whether any compensation was due to or should be recorded for the senior executive team in 2007.  We determined that the estimated compensation earned by our senior executives related to the potential interest in the General Partner was $3.4 million.  As a result, we recorded $3.4 million in our Consolidated Statement of Operations in fiscal year 2007.   This expense was not, however, recorded under the provisions of SFAS 123(R), as we still did not have a mutual agreement and understanding on a share-based arrangement.

During 2008, the senior executives and the owner of our General Partner continued to negotiate compensation arrangements.  No events occurred subsequent to 2007 that indicated that a change in the estimate of $3.4 million was needed.

On December 31, 2008, the senior executives and the owner of our General Partner concluded their discussions and reached a mutual agreement on the terms of the agreements for the Class B Membership Interests and deferred compensation.  Based on the mutual agreement and the appropriate approvals of terms received on December 31, 2008, we determined that December 31, 2008 was the appropriate grant date of the awards under the provisions of SFAS 123(R).

Although the $3.4 million accrual recorded in 2007 was not accounted for under SFAS 123(R), we believe that the modification guidance in paragraph 51 of SFAS 123(R) should be applied when a previous liability is settled by the issuance of share-based payment awards within the scope of SFAS 123(R) as SFAS 123(R) describes a modification as an exchange of one award for another which is the substance of what occurred in this fact pattern.   In applying the provisions of paragraph 51, we compared the value of the compensation arrangement before the modification ($3.4 million) to the fair value of the awards and will reflect the incremental compensation cost over the requisite service period of the new grant.

The awards (including the deferred compensation portion) to our senior executives vest over a four-year period beginning with the award date of December 31, 2008.  Vesting occurs in 25% increments at each anniversary date.  The compensation expense for the awards will be recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards, in accordance with paragraph 42 of SFAS 123(R).

Because the awards were granted December 31, 2008, we determined that none of the requisite vesting period had elapsed as of December 31, 2008 and no additional amount (other than the $3.4 million previously recorded) should be recorded at December 31, 2008.

In our future filings, we will expand our disclosure to clarify our accounting treatment.  The draft disclosure which we plan to present in the Class B Memberships Interests section in Note 15 in future filings beginning with our Form 10-K for the fiscal year ended December 31, 2009 is as follows:

Class B Membership Interests

As part of finalizing the compensation arrangements for our Senior Executives on December 31, 2008, our general partner awarded them an equity interest in our general partner as long-term incentive compensation. These Class B Membership Interests compensate the holders thereof by providing rewards based on increased shares of the cash distributions attributable to our incentive distribution rights (or IDRs) to the extent we increase Cash Available Before Reserves, or CABR (defined below) (from which we pay distributions on our common units) above specified targets.   CABR generally means Available Cash before Reserves, less Available Cash before Reserves generated from specific transactions with our general partner and its affiliates (including Denbury Resources Inc.) The Class B Membership Interests do not provide any Senior Executive with a direct interest in any assets (including our IDRs) owned by our general partner.

Our general partner has agreed that it will not seek reimbursement (on behalf of itself or its affiliates) under our partnership agreement for the costs of these Senior Executive compensation arrangements to the extent relating to their ownership of Class B Membership Interests (including current cash distributions made by the general partner out of its IDRs and payment of redemption amounts for those IDRs) and the deferred compensation amounts.  Although our general partner will not seek reimbursement for the costs of the Class B Membership Interests and deferred compensation plan arrangements, we will record non-cash compensation expense attributable to such costs.

Management’s estimates of the fair value of the Class B Membership Interests and deferred compensation are based on assumptions regarding a number of future events, including estimates of the Available Cash before Reserves we will generate each quarter through the final vesting date of December 31, 2012, estimates of the future amount of incentive distributions we will pay to our general partner, and assumptions about appropriate discount rates.  The Class B Membership Interests awarded to our senior executives are accounted for as liability awards under the accounting guidance for stock-based compensation.  As such, the fair value of the compensation cost we record for these awards is recomputed at each measurement date through final settlement and the expense to be recorded is adjusted based on that fair value.  Therefore, changes in our assumptions will change the amount of compensation cost we record.  Additionally, the determination of fair value is affected by the distribution yield of a group of publicly-traded entities that are general partners in publicly-traded master limited partnerships, a factor over which we have no control.  These assumptions were used to estimate the total amount that would be paid under the Class B Membership awards through the final vesting date.

As these awards were issued, among other reasons, in settlement of the Company’s obligation to these employees recorded as of December 2007, we treated the issuance as a modification in accordance with the accounting guidance for share-based payments.  Therefore, we compared the value of compensation arrangement before the modification ($3.4 million) to the fair value of the awards and will reflect the incremental compensation cost over the requisite service period of the new grant.

At [balance sheet date], management estimates that the fair value of the Class B Membership Awards and the related deferred compensation awards granted to our Senior Executives is approximately $[xx] million.  Management’s estimates of fair value were made in order to record non-cash compensation expense over the vesting period, and do not necessarily represent the contractual amounts payable under these awards at [balance sheet date].  For the [fiscal period] ended [balance sheet date], we recorded expense of $[xx] million for these awards.

The fair value of the Class B Membership Awards and the related deferred compensation awards was calculated utilizing the following assumptions…

The Partnership acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-860-2516 (direct line) or 713-860-2640 (fax).

Very truly yours,

GENESIS ENERGY, L.P.

By:  Genesis Energy, LLC, its general partner

By:  /s/  Robert V. Deere
Robert V. Deere, Chief Financial Officer

Exhibit A – DG Marine - FIN 46(R) Paragraph 5 Variable Interest Entity Analysis

Relevant terms and their meanings in the discussion below include:

Genesis – Genesis Energy, L.P. and its subsidiaries (the Partnership).
TD Marine – TD Marine, LLC (our partner in the DG Marine joint venture).
LLC Agreement – the Limited Liability Company Agreements that govern DG Marine.
DG Marine Credit Facility – the Senior Secured Credit Facility between DG Marine and a group of banks.
Subordinated Loan Agreement – the Subordinated Loan Agreement between DG Marine and a wholly-owned subsidiary of Genesis.
VIE – Variable Interest Entity under the provisions of FIN 46(R).

FIN 46(R) Paragraph 5 Variable Entity Analysis

Paragraph 5 of FIN 46(R) states that an entity shall be subject to consolidation according the provisions of the Interpretation if, by design, the conditions in a, b, or c exist.

a.
The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  (FN 6 - Equity investments in an entity are interests that are required to be reported as equity in that entity’s financial statements.)  For this purpose, the total equity investment at risk:

1)	Includes only equity investments in the entity that participates significantly in profits and losses even if those investments do not carry voting rights.

As stated in the LLC Agreement, the net income and/or net loss of DG Marine will be allocated to each party in proportion to its respective membership interests.  Therefore, Genesis will receive 49% of the profits and losses and TD Marine will receive 51% of the profits and losses of DG Marine.

The “investment” under the DG Marine Credit Facility should not be considered “equity investment at risk” for purposes of paragraph 5(a) as the debt instrument will not be reported as equity in the Partnership’s financial statements.

2)	Does not include equity investments that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable to this transaction.

3)
Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable to this transaction.

4)
Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Not applicable to this transaction.

Paragraphs 9 and 10 of FIN 46(R) discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

9.     An equity investment at risk of less than 10 percent of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity’s equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the entity’s equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by paragraph 9(c) should be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.

a.     The entity has demonstrated that it can finance its activities without additional subordinated financial support.

b.     The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.

c.     The amount of equity invested in the entity exceeds the estimate of the entity’s expected losses based on reasonable quantitative evidence.

10.     Some entities may require an equity investment at risk greater than 10 percent of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of the entities’ assets or liabilities. The presumption in paragraph 9 does not relieve an enterprise of its responsibility to determine whether a particular entity with which the enterprise is involved needs an equity investment at risk greater than 10 percent of its assets in order to finance its activities without subordinated financial support in addition to the equity investment.

Genesis and TD Marine, who have “equity investment at risk” as their equity investments will be reported as equity on DG Marine’s financial statements, contributed a combined $50 million to the formation of DG Marine.  DG Marine’s total assets were valued to be approximately $94 million.  Therefore, the equity investment at risk of $50 million is more than 10 percent of the total assets of DG Marine and is appears sufficient to permit the entity to finance its activities without subordinated financial support.

Paragraph E23 of FIN 46(R) was also considered as it states that even an equity investment of 10 percent is not presumed to be sufficient.  Genesis recognizes a quantitative analysis may assist in determining whether the equity investment at risk is sufficient without subordinated financial support, however, Genesis believes it has sufficient equity at risk and will review the other qualitative factors in paragraphs (b) and (c) first to determine if a more detailed analysis is needed with regards to the condition in paragraph (a).

b.
As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest. (FN 7 - The objective of this provision is to identify as variable interest entities those entities in which the total equity investment at risk does not provide the holders of that investment with the characteristics of a controlling financial interest.  If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest or if interests other than the equity investment at risk prevent the equity holders from having the necessary characteristics, the entity is a variable interest entity.)

1)	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

Genesis and TD Marine have the ability, through their collective voting rights, to make decisions about the entity’s activities as described in the LLC Agreement.  The “powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, a Board of Directors.”  TD Marine will appoint three directors and Genesis will appoint one director.  While most voting actions require the unanimous approval of the Board of Directors (“BOD”) or the supermajority approval of the BOD, two types of decisions may be made without any approval from Genesis.

TD Marine can make the following types of decisions without Genesis’ approval:

•	Approving vessel contracts

•	Disposal of vessels

The supermajority, as defined in the LLC Agreement, means the approval of a matter by the vote or written consent of the Director appointed by Genesis and at least two of the Directors appointed by TD Marine.

For decisions requiring unanimous and supermajority approvals, Genesis and TD Marine essentially have 50/50 voting rights as these decisions require both parties approval.

Genesis and TD Marine, as a group, have the ability to make decisions about the entity’s activities that have a significant effect on the success of the entity.  Our analysis of voting rights under paragraph 5(c) is discussed below.

2)	The obligation to absorb the expected losses of the entity (FN 8 - Refer to paragraphs 8 and 12 and Appendix A for discussion of expected losses).

As stated in the LLC Agreement, the net income and/or net loss of DG Marine will be allocated to each party in proportion to its respective membership interests.  Therefore, Genesis will effectively receive 49% of the profits and losses and TD Marine will effectively receive 51% of the profits and losses of DG Marine.

3)	The right to receive the expected residual returns of the entity.

As stated in the LLC Agreement, the net income and/or net loss of DG Marine will be allocated to each party in proportion to its respective membership interests.  Therefore, Genesis will effectively receive 49% of the profits and losses and TD Marine will effectively receive 51% of the profits and losses of DG Marine.

As Genesis and TD Marine, as a group, do not lack any of the three characteristics above, the condition in paragraph 5(b) does not exist.

c.
The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.  (FN 11 - This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with nonsubstantive voting interests.  Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.  The term related parties in this footnote refers to all parties identified in paragraph 16, except for de facto agents under item 16(d)(1).) For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

As discussed above, Genesis and TD Marine collectively have the ability through voting rights to make decisions about an entity’s activities as described in the LLC Agreement.  The “powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, a Board of Directors.”  TD Marine will appoint three directors and Genesis will appoint one director.  While most voting actions require the unanimous approval of the Board of Directors (“BOD”) or the supermajority approval of the BOD, two types of decisions may be made without any approval from Genesis.  As stated above, TD Marine can make the following types of decisions without Genesis’ approval:

•	Approving vessel contracts

•	Disposal of vessels

The supermajority, as defined in the LLC Agreement, means the approval of a matter by the vote or written consent of the Director appointed by Genesis and at least two of the Directors appointed by TD Marine.

Genesis contributed 49%, or $24.5 million, as equity at the formation of DG Marine.  Even though Genesis only has one director on the BOD, all decisions except decisions regarding vessel contracts and disposal of vessels require the vote of the Genesis director.  As discussed above, TD Marine and Genesis essentially have 50/50 voting rights as to decisions requiring unanimous or supermajority approval.  Despite its 49% voting interest, Genesis cannot affect any decision regarding vessel contracts and disposal of vessels.

It appears that Genesis’ 49% equity interest compared to its 50% voting interest (as per the unanimous approval and Supermajority approval provisions) would be considered “not proportional”.  In addition, as discussed above, Genesis has no decision making power with regards to the approval of vessel contracts and the disposal of vessels.  These two decisions could significantly impact the success of DG Marine and further support the case that Genesis’ equity interest is not proportional to its voting interest.

Furthermore, Genesis has the option to provide DG Marine with loans under the Subordinated Loan Agreement.  Genesis is not required to provide loans to DG Marine under the facility, but if Genesis does provide loans to DG Marine, Genesis’ voting interest would still be considered “not proportional” to its expected losses

Paragraph 5(c) has a second requirement, in addition to disproportionate voting rights, that must be met for an entity to be deemed a VIE.  This requirement states that substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

In evaluating this criterion, Genesis considered the economics of the arrangement whereby Genesis and TD Marine will together receive 100% of the distributions of DG Marine.  Since TD Marine is a related party, “substantially all” of the economics are geared towards Genesis and the related party group.  Therefore, Genesis believes that DG Marine meets the second criteria of paragraph 5(c).

As both of the conditions in paragraphs 5(c) are present, DG Marine should be considered a VIE.